OP BANCORP

1000 Wilshire Boulevard, Suite 500

Los Angeles, California 90017

March 26, 2018

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attention: Jessica Livingston

Re:	OP Bancorp

Registration Statement on Form S-1

333-223444

Dear Sir or Madam:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), OP Bancorp hereby requests that the effective date of the above-referenced Registration Statement on Form S-1, as amended, be accelerated so that the Registration Statement may become effective on March 27, 2018, at 4:00 p.m. (Eastern time), or as soon thereafter as may be practicable.

We request that we be notified of such effectiveness by a telephone call to Mark A. Bonenfant of Buchalter, A Professional Corporation, at (213) 359-2497.

Sincerely,

OP BANCORP

By: /s/ Christine Oh

Executive Vice President and Chief Financial Officer